UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

August 12, 2009

Evotec Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34041

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

(49-40) 56-0810

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

EVOTEC AG

Form 6-K

2

OTHER INFORMATION

On August 7, 2009, EVOTEC AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) (“Evotec”) issued a press release announcing its financial results for the second quarter ended June 30, 2009 and released its 2009 Second Quarter Report. The press release and 2009 Second Quarter Report are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

Included in the press release are adjusted results, which are considered non-GAAP financial measures. Evotec uses these measures to give additional insight into its financial performance as a supplement to understand, manage, and evaluate its business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with International Financial Reporting Standards (“IFRS”), but should not be considered as a substitute. The non-GAAP financial measure used in the press release is operating loss. These adjusted results exclude costs related to impairment charges and restructuring expenses. Management views these costs as not indicative of the profitability of Evotec’s ongoing or future operations and therefore considers the adjusted results as a supplement to be viewed in conjunction with the reported IFRS results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec AG

By:	/s/ Klaus Maleck
Klaus Maleck
Chief Financial Officer

Date: August 12, 2009

3

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated August 7, 2009 - Evotec Announces Second Quarter Results

99.2	Evotec AG, Second Quarter Report 2009

4

Exhibit 99.1

News Release

August 7, 2009

Evotec Announces Strong Second Quarter Financial Results

Hamburg, Germany – Evotec AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) today reported results and corporate updates for the second quarter 2009.

Recent Highlights:

•     Strong quarterly performance leads to 46% revenue growth and 29% improvement of operating result

•     Further milestone payment received in drug discovery collaboration with Boehringer Ingelheim (after period-end)

•     Royalty income earned from DeveloGen

•     Several new discovery contracts signed

•     Failure of EVT 302 in smoking cessation; positive Phase I results with EVT 401; alliance with Roche on EVT 100 compound family

•     Execution of restructuring program “Evotec 2012 – Action Plan to Focus and Grow” yields first results

•     Acquisition of Indian RSIPL to strategically leverage Discovery Alliance Business and create a global leader in drug discovery and development services (after period-end)

•     Revenue guidance increased; all other financial projections confirmed despite the acquisition of RSIPL

1. Operational performance

Strong quarterly performance leads to 46% revenue growth and 29% improvement of operating result

Evotec’s revenues for the second quarter 2009 grew strongly by 46% to EUR 10.5 million (Q2 2008: EUR 7.2 million). This is mainly the result of strong underlying revenues from Evotec’s Discovery Alliances Business, of a portion of the upfront payment for the EVT 100 compound family from Roche (EUR 0.9 million) as well as of license and royalty income totaling EUR 1.8 million from Roche and DeveloGen. Gross margin improved strongly to 38.8% (Q2 2008: 20.8%)

Evotec’s operating loss for the second quarter 2009 improved by 29% to EUR 8.9 million (Q2 2008: EUR 12.5 million) despite restructuring expenses in the amount of EUR 2.7 million. This improvement is a result of the Company’s strong top-line performance and its cost reductions in SG&A and R&D following the implementation of “Evotec 2012 - Action Plan to Focus and Grow”.

News Release

Net loss for the second quarter 2009 amounted to EUR 8.6 million (Q2 2008: EUR 12.0 million).

Liquidity, which includes cash and cash equivalents (EUR 38.4 million), short-term investments (EUR 25.2 million) and auction rate securities (EUR 9.1 million), at the end of June 2009 amounted to EUR 72.7 million (December 31, 2008: EUR 92.4 million).

Royalty income earned from DeveloGen

The royalty income from DeveloGen was a result of the upfront payment DeveloGen received in its collaboration with Boehringer Ingelheim (published on May 13, 2009) on a target addressing insulin resistance. The target formed part of the Joint Venture between Evotec and DeveloGen which ended in 2005. As part of the agreement, DeveloGen maintained certain IP rights including those for the insulin target, and Evotec retained participation right on all future income DeveloGen might generate from the target. Under the terms of the agreement with Boehringer Ingelheim, DeveloGen received an upfront payment of EUR 7 million, and has the opportunity to earn potential additional milestone payments as well as tiered sales performance payments.

Further milestone payment received in drug discovery collaboration with Boehringer Ingelheim

On July 29, 2009, Evotec announced that a further research milestone, leading to payments to Evotec, has been successfully achieved in its drug discovery collaboration with Boehringer Ingelheim. The milestone was achieved for the identification and selection of a second compound to be advanced into preclinical development within an existing program. This represents the sixth milestone achieved in this multi-year, multi-target collaboration and is the second compound selected for pre-development in the last twelve months.

Several new discovery contracts signed

In July 2009, Evotec announced a significant research collaboration with Cubist Pharmaceuticals utilizing Evotec’s world-leading fragment-based drug discovery platform and a high-throughput screening collaboration with Alios Biopharma. In addition, Evotec-RSIL extended its library synthesis collaboration with Ferrer Grupo.

2. Status of clinical programs and partnering of assets

Failure of EVT 302 in smoking cessation; positive Phase I results with EVT 401; alliance with Roche on EVT 100 compound family

In April 2009, Evotec reported that the Phase II smoking cessation study of

News Release

its MAO-B inhibitor EVT 302 failed to meet its clinical endpoints and Evotec subsequently stopped the development of the compound in this indication. All other clinical pipeline projects developed on track during the second quarter. On June 29, 2009, Evotec announced the successful completion of the first Phase I study with EVT 401, a potential novel oral treatment for inflammatory conditions such as Rheumatoid Arthritis. The compound was safe and well tolerated and demonstrated the desired pharmacodynamic activity in healthy volunteers. Evotec is now focusing its efforts on optimizing the oral dose formulation, completing the Phase I studies, and preparing for Phase II studies in Rheumatoid Arthritis.

Preparations of the Phase II clinical study for EVT 101 in treatment-resistant depression and a Phase I program for EVT 103 are on track to start in the second half of 2009. In March 2009, Evotec signed a partnership with Roche for the development of the EVT 100 compound family with total potential payments exceeding $300 million.

3. Update on Evotec 2012 Action Plan and cost reductions

Execution of restructuring program “Evotec 2012 – Action Plan to Focus and Grow” yields first results

Based on the “Evotec 2012 – Action Plan to Focus and Grow” Evotec implemented strict restructuring measures during the course of the second quarter. Evotec initiated headcount reductions in administrative functions by 20% and, following the setback in the progress of Evotec’s clinical pipeline, headcount reductions in the clinical development group by approximately 50%. In addition, the Company re-engineered its drug discovery and development operations to more efficiently leverage its research and development infrastructure. All proprietary programs are now managed through Evotec’s European operations and the Company is on course to finally close its US operations in South San Francisco, California, by the end of the third quarter.

As a consequence of these measures, as compared to the prior year, Evotec’s headcount as of June 30, 2009 decreased by 60 people to 370; R&D expenses were down 35% and SG&A expenses were down 11% in the second quarter, despite the fact that in the same quarter last year, the US research and developments programs were consolidated into European operations only after May 2. Expenses are expected to further decline and the full impact of Evotec’s restructuring will be reflected in the financial results for the second half of 2009.

4. Acquisitions

Acquisition of Indian RSIPL to strategically leverage DAB and create a global leader in drug discovery and development services

News Release

On August 6, 2009, Evotec announced the acquisition of a controlling majority shareholding of the Indian organization Research Support International Private Limited (RSIPL) for approximately EUR 2.8 million in cash, a portion of which includes a potential earn-out. With this acquisition Evotec expands its chemistry capacity by approximately 160 scientists and delivers on its strategy as described in the “Evotec 2012 - Action Plan to Focus and Grow” to create the global partner of choice for the pharmaceutical and biotechnology industries in discovery and early development services. This transaction adds a complementary drug discovery operation and capability in a cost-effective location to Evotec’s already world-leading discovery platform and efficiently increases its ability to deliver high quality drug discovery and development services to its partners.

On May 7, 2009, Evotec also acquired the zebrafish screening operations of Summit Corporation plc to further strengthen its state-of-the-art technology platform. These strategic technology and capacity additions further validate Evotec’s goal to become the number one global provider of discovery and development services.

5. Guidance

Revenue guidance increased; all other financial targets confirmed despite the acquisition of RSIPL

The Company increases its 2009 revenue guidance to above EUR 40 million (previously above EUR 35 million) and confirms all other financial targets for the fiscal year 2009 published in March despite the acquisition of RSIPL. Liquidity at the end of June 2009 is at EUR 72.7 million. With the contribution of milestone receipts from research collaborations and the full impact of Evotec’s restructuring measures, cash consumption is expected to be reduced considerably in the second half of the year. On this basis, Evotec remains confident to deliver on its liquidity guidance of above EUR 65 million by the end of 2009.

Conference Call

The Company is going to hold a conference call to discuss the results:

Conference call details

Date:	Friday, August 7, 2009
Time:	09.30 a.m. CEST
08.30 a.m. BST
03.30 a.m. US time (East Coast)

From Europe:	+49.(0)69.5007 1308 (Germany)
+44.(0)20.7806 1956 (UK)
From the US:	+1.718.354 1388
Access Code:	8676443

News Release

A simultaneous slide presentation for participants dialing in via phone is available at www.equitystory.com, password: evotec0809.

Webcast details

To join the audio webcast and to access the presentation slides you will find a link on our home page www.evotec.com shortly before the event.

A replay of the conference call will be available for 24 hours and can be accessed in Europe by dialing +49.(0)69.22222 0418 (Germany) or +44.(0)20.7806 1970 (UK) and in the US by +1.718.354 1112. The access code is 8676443#. The on-demand version of the webcast will be available on our website: www.evotec.com - Investors – Financial Reports.

About Evotec AG

Evotec is a leader in the discovery and development of novel small molecule drugs. The Company has built substantial drug discovery expertise and an industrialized platform that can drive new innovative small molecule compounds into the clinic. In addition, Evotec has built a deep internal knowledge base in the treatment of diseases related to neuroscience, pain, and inflammation. Leveraging these skills and expertise the Company intends to develop best-in-class differentiated therapeutics and deliver superior science-driven discovery alliances with pharmaceutical and biotechnology companies.

Evotec has long-term discovery alliances with partners including Boehringer Ingelheim, CHDI, Novartis, Ono Pharmaceutical and Roche. The Company’s has a P2X7 antagonist for the treatment of inflammatory diseases in clinical development and a series of preclinical compounds and development partnerships, including a strategic alliance with Roche for EVT 101, a subtype selective NMDA receptor antagonist, for use in treatment-resistant depression.

Forward-looking statements

Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our expectations and assumptions concerning regulatory, clinical and business strategies, the progress of our clinical development programs and timing of the results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that the Company may be unable to reduce its cash burn through recent restructuring and cost containment measures and may not recognize the results of such measures within the expected timeframe; risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; the risk that we will not achieve the anticipated benefits of our collaborations, partnerships and acquisitions in the timeframes expected, or at all; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; the risk that competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing

News Release

or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

The list of risks above is not exhaustive. Our most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Exhibit 99.2

Evotec AG, Second Quarter Report 2009

I. Management Report of the First Half of 2009

Evotec Announces Strong Q2 2009 Financial Results, Acquisition of Research Support International Private Limited (RSIPL) and Corporate Update

Recent highlights:

•     Acquisition of Indian RSIPL to strategically leverage Discovery Alliance Business (DAB) and create a global leader in drug discovery and development services (after period-end)

•     Strong quarterly performance leads to 46% revenue growth and 29% improvement of operating result

•     Further milestone payment received in drug discovery collaboration with Boehringer Ingelheim (after period-end)

•     Royalty income earned from DeveloGen

•     Several new discovery contracts signed

•     Failure of EVT 302 in smoking cessation; positive Phase I results with EVT 401; alliance with Roche on EVT 100 compound family

•     Execution of restructuring program “Evotec 2012 – Action Plan to Focus and Grow” yields first results

•     Revenue guidance increased; all other financial projections unchanged despite the acquisition of RSIPL

1. Acquisitions

Acquisition of Indian RSIPL to strategically leverage DAB and create a global leader in drug discovery and development services

On August 6, 2009, Evotec announced the acquisition of a controlling majority shareholding of the Indian organization Research Support International Private Limited (RSIPL) for approximately EUR 2.8 million in cash, a portion of which includes a potential earn-out. With this acquisition Evotec expands its chemistry capacity by approximately 160 scientists and delivers on its strategy as described in the “Evotec 2012 - Action Plan to Focus and Grow” to create the global partner of choice for the pharmaceutical and biotechnology industries in discovery and early development services. This transaction adds a complementary drug discovery operation and capability in a cost-effective location to Evotec’s already world-leading discovery platform and efficiently increases its ability to deliver high quality drug discovery and development services to its partners.

On May 7, 2009, Evotec also acquired the zebrafish screening operations of Summit Corporation plc to further strengthen its state-of-the-art technology platform.

These strategic technology and capacity additions further validate Evotec’s goal to become the number one global provider of discovery and development services.

2. Operational performance

Strong quarterly performance leads to 46% revenue growth and 29% improvement of operating result

Evotec achieved strong operational performance in the second quarter of 2009. In addition to a solid underlying DAB base business, the Company received a technology license fee from Roche and royalty income from DeveloGen totaling EUR 1.8 million. Consequently, Evotec’s revenues grew 46% to EUR 10.5 million, gross margin improved to 39%, and, despite the negative impact of EUR 2.7 million of restructuring expenses, operating loss declined by 29%.

Royalty income earned from DeveloGen

The royalty income from DeveloGen was a result of the upfront payment DeveloGen received in its collaboration with Boehringer Ingelheim (published on May 13, 2009) on a target addressing insulin resistance. The target formed part of the Joint Venture between Evotec and DeveloGen which ended in 2005. As part of the agreement, DeveloGen maintained certain IP rights including those for the insulin target, and Evotec retained participation right on all future income DeveloGen might generate from the target. Under the terms of the agreement with Boehringer Ingelheim,

Evotec AG, Second Quarter Report 2009

DeveloGen received an upfront payment of EUR 7 million, and has the opportunity to earn potential additional milestone payments as well as tiered sales performance payments.

Further milestone payment received in drug discovery collaboration with Boehringer Ingelheim

On July 29, 2009, Evotec announced that a further research milestone, leading to payments to Evotec, has been successfully achieved in its drug discovery collaboration with Boehringer Ingelheim. The milestone was achieved for the identification and selection of a second compound to be advanced into preclinical development within an existing program. This represents the sixth milestone achieved in this multi-year, multi-target collaboration and is the second compound selected for pre-development in the last twelve months.

Several new discovery contracts signed

In July 2009, Evotec announced a significant research collaboration with Cubist Pharmaceuticals utilizing Evotec’s world-leading fragment-based drug discovery platform and a high-throughput screening collaboration with Alios Biopharma. In addition, Evotec-RSIL extended its library synthesis collaboration with Ferrer Grupo.

3. Status of clinical programs and partnering of assets

Failure of EVT 302 in smoking cessation; positive Phase I results with EVT 401 ; alliance with Roche on EVT 100 compound family

In April 2009, Evotec reported that the Phase II smoking cessation study of its MAO-B inhibitor EVT 302 failed to meet its clinical endpoints and Evotec subsequently stopped the development of the compound in this indication. All other clinical pipeline projects developed on track during the second quarter. On June 29, 2009, Evotec announced the successful completion of the first Phase I study with EVT 401, a potential novel oral treatment for inflammatory conditions such as Rheumatoid Arthritis. The compound was safe and well tolerated and demonstrated the desired pharmacodynamic activity in healthy volunteers. Evotec is now focusing its efforts on optimizing the oral dose formulation, completing the Phase I studies, and preparing for Phase II studies in Rheumatoid Arthritis.

Preparations of the Phase II clinical study for EVT 101 in treatment-resistant depression and a Phase I program for EVT 103 are on track to start in the second half of 2009. In March 2009, Evotec signed a partnership with Roche for the development of the EVT 100 compound family with total potential payments exceeding $300 million.

Evotec AG, Second Quarter Report 2009

4. Update on Evotec 2012 Action Plan and cost reductions

Execution of restructuring program “Evotec 2012 – Action Plan to Focus and Grow” yields first results

Based on the “Evotec 2012 – Action Plan to Focus and Grow” Evotec implemented strict restructuring measures during the course of the second quarter. Evotec initiated headcount reductions in administrative functions by 20% and, following the setback in the progress of Evotec’s clinical pipeline, headcount reductions in the clinical development group by approximately 50%. In addition, the Company re-engineered its drug discovery and development operations to more efficiently leverage its research and development infrastructure. All proprietary programs are now managed through Evotec’s European operations and the Company is on course to finally close its US operations in South San Francisco, California, by the end of the third quarter.

As a consequence of these measures, as compared to the prior year, Evotec’s headcount as of June 30, 2009 decreased by 60 people to 370; R&D expenses were down 35% and SG&A expenses were down 11% in the second quarter, despite the fact that in the same quarter last year, the US research and developments programs were consolidated into European operations only after May 2. Expenses are expected to further decline and the full impact of Evotec’s restructuring will be reflected in the financial results for the second half of 2009.

5. Guidance

Revenue guidance increased; all other financial targets unchanged despite the acquisition of RSIPL

The Company increases its 2009 revenue guidance to above EUR 40 million (previously above EUR 35 million) and confirms all other financial targets for the fiscal year 2009 published in March despite the acquisition of RSIPL. Liquidity at the end of June 2009 is at EUR 72.7 million. With the contribution of milestone receipts from research collaborations and the full impact of Evotec’s restructuring measures, cash consumption is expected to be reduced considerably in the second half of the year. On this basis, Evotec remains confident to deliver on its liquidity guidance of above EUR 65 million by the end of 2009.

Evotec AG, Second Quarter Report 2009

A. Report on the financial situation and results 1. Results

Revenues

Evotec’s revenues for the first half of 2009 amounted to EUR 18.7 million, up 29% from last year’s level (2008: EUR 14.5 million). This is mainly the result of strong underlying revenues from Evotec’s Discovery Alliances Business, a portion of the upfront payment for the EVT 100 compound family from Roche (EUR 1.1 million) as well as license and royalty income totaling EUR 1.8 million from Roche and DeveloGen in the second quarter. Based on these success payments, Q2 revenues grew strongly by 46% to EUR 10.5 million (2008: EUR 7.2 million).

Geographically, 45% of Evotec’s revenues were generated from Europe, 43% from the US, and 12% from Japan and the Rest of the World. This compares to 37%, 53% and 10%, respectively, in the same period of the previous year, reflecting the European income from Roche and DeveloGen and the increasing importance of the Japanese partnership with Ono Pharmaceutical to Group revenues.

Operating cost structure

Costs of revenue for the first half of 2009 amounted to EUR 11.7 million (2008: EUR 10.9 million) yielding a strong gross margin of 37.6% (2008: 25.2%). The margin improvement is attributable, in part, due to favorable foreign exchange effects over the prior year, in particular the weakening of the UK Sterling compared to the Euro and US Dollar, and higher revenue in the second quarter from upfront payments, licenses and royalties.

Gross margins in the future may continue to be somewhat volatile, and significantly depend on the receipt of potential milestone or out-licensing payments, as described in more detail in Evotec’s 2008 Annual Report.

R&D expenditure for the first half of 2009 decreased by 26% to EUR 16.3 million (2008: EUR 21.9 million) despite the inclusion of Renovis R&D costs for a full six months in 2009 compared to two months only in 2008. R&D expenses were lower primarily for two reasons:

1.      The focus on core programs and the reduction of early discovery expenses following the implementation of the “Evotec 2012 – Action Plan to Focus and Grow”,

2.      The prior year’s first quarter included a milestone payment by Evotec to Roche for the start of Phase II studies with EVT 302 (EUR 3 million).

Spending going forward is expected to further decline significantly, reflecting the full effect of Evotec’s restructuring measures. In addition, the upcoming clinical trials for EVT 101 and EVT 103 will be funded by Roche and therefore be shown in other operating expenses.

SG&A expenses for the first half of 2009 increased 12% to EUR 9.0 million (2008: EUR 8.1 million) primarily due to the inclusion of four more months

Evotec AG, Second Quarter Report 2009

of Renovis SG&A expenses. In addition, SG&A expenses in the first quarter of the prior year were reduced due to the reversals of certain provisions. SG&A expenses for the second quarter of 2009, however, decreased by 11%, revealing initial results of Evotec’s cost containment measures implemented from the end of March 2009 and favorable foreign exchange effects. SG&A expenses are expected to further decline and the full impact of Evotec’s restructuring will be reflected in the Company’s financial results for the second half of 2009.

The first half of 2009 included restructuring expenses in the amount of EUR 4.1 million. The majority of the effect from the cost reduction measures mentioned above has now been accounted for. Only smaller additional contributions from wind-down costs are expected during the remainder of the year.

Evotec recorded an impairment charge in the first quarter of 2009 in the amount of EUR 6.6 million due to the delay in its VR1 (vanilloid receptor 1) antagonist collaboration with Pfizer.

Other operating income and expenses result mainly from the reimbursement of expenses incurred for the clinical programs with EVT 101 and EVT 103 by Roche. In addition, they include the sublease of facilities and administrative support services to PerkinElmer Cellular Technologies. In 2008 they also included transitional services to Aptuit following the sale of the Chemical Development Business in 2007.

Financial results

Evotec’s operating loss for the first half of 2009 increased by 8% to EUR 29.1 million (2008: EUR 26.9 million) primarily due to the Q1 impairment charge of EUR 6.6 million and the EUR 4.1 million of restructuring expenses mentioned above. Despite the restructuring expenses, Evotec’s operating loss for the second quarter improved by 29%.

The operating loss for the first half of 2009 before these one-time items improved by 31% to EUR 18.4 million (2008: EUR 26.8 million) despite the inclusion of four additional months of Renovis expenses in the current period. This improvement is a result of the Company’s strong top-line performance and its cost reductions in SG&A and R&D following the implementation of “Evotec 2012 - Action Plan to Focus and Grow”.

Net loss amounted to EUR 30.4 million (2008: EUR 25.9 million). The non-operating negative impact on the net loss resulted mainly from two non-cash items: the valuation of the put option for auction rate securities (EUR 0.8 million) and a foreign exchange loss in the first quarter of 2009 in the amount of EUR 1.6 million as a result of the repayment of share capital related to the investment in Evotec (UK) Ltd, which was previously recorded as a component of equity and reclassified into the Company’s Statement of Operations. This was partially offset by foreign exchange gains from the ordinary course of business.

Evotec AG, Second Quarter Report 2009

Loss per share for the first half of 2009 was EUR 0.29 (2008: EUR 0.31). Despite the higher net loss the net loss per share decreased in the first half of 2009 due to the additional shares issued in May 2008 to the former Renovis shareholders.

2. Financing and financial position

Cash flow and liquidity

Cash flow used in operating activities for the first half of 2009 was EUR (19.5) million and is the result of continued investment in the enhancement of Evotec’s R&D pipeline and various, one–time employee severance payments. The cash flow was positively impacted by the upfront payment received from Roche in the amount of EUR 7.6 million in the context of the research and development agreement for the EVT 100 compound family.

“Adjustments to reconcile net loss to net cash used in operating activities” included in 2009 the impairment charge (EUR 6.6 million), amortization (EUR 0.2 million) and depreciation (EUR 2.3 million), the foreign exchange loss as a result of the repayment of share capital related to the investment in Evotec (UK) Ltd (EUR 1.6 million) and the valuation of the put option for auction rate securities (EUR 0.8 million).

Cash flow from investing activities was EUR 4.6 million, primarily from transactions involving investments in money market funds which resulted in a net cash increase of EUR 5.3 million. Capital expenditures amounted to EUR 0.5 million. In May 2009, Evotec acquired the zebrafish business of Summit for £ 0.5 million (EUR 0.6 million). Of this amount, EUR 0.2 million were fixed assets acquired, EUR 0.1 million were intangible assets acquired and EUR 0.3 million relate to the purchase of the Singapore entity. Proceeds from the sale of financial assets in the amount of EUR 0.2 million resulted from a purchase price adjustment related to the sale of Direvo convertible bonds.

Cash flow from financing activities was EUR (2.6) million and related to the repayment of bank loans.

Liquidity, which includes cash and cash equivalents (EUR 38.4 million), short-term investments (EUR 25.2 million) and auction rate securities[1] (EUR 9.1 million), at the end of June 2009 amounted to EUR 72.7 million (December 31, 2008: EUR 92.4 million). This amount does not yet include the license and royalty payments from Roche and DeveloGen in the amount of EUR 1.8 million paid to Evotec in July. With the contribution of milestone receipts from research collaborations and the full impact of Evotec’s restructuring measures, cash consumption is expected to be reduced sizably in the second half of the year.

[1]	For further discussion of the auction rate securities please see Note 10 to the Unaudited Interim Condensed Financial Statements.

Evotec AG, Second Quarter Report 2009

3. Assets and liabilities

As of June 30, 2009, trade accounts receivables amounted to EUR 6.7 million. These include the license and royalty income from Roche and DeveloGen as well as a sizeable payment from a customer received after the balance sheet date. Intangible assets amounted to EUR 41.2 million. These decreased in the first quarter of 2009 as a result of an impairment charge in the amount of EUR 6.6 million resulting from the delay in the development of the VR1 program at Pfizer. Deferred revenues amounted to EUR 7.2 million. These increased due to the Roche upfront payment in the first quarter in the context of the research and development agreement for the EVT 100 compound family.

More details and all further material changes of assets and liabilities during the first half of 2009 are described in the Notes to the Unaudited Interim Condensed Financial Statements.

Evotec’s capital structure is unchanged compared to the end of 2008. The total number of ordinary shares outstanding as of the date of this report is 108,838,715.

Evotec’s equity ratio as of June 30, 2009 continued to be high at 79% (December 31, 2008: 82%).

4. Human resources

Employees

At the end of June 2009, 370 people were employed within the Evotec group, a decrease of 60 compared to the end of June 2008 (430 employees). The decrease is a result of the strategic cost containment measures announced on March 27 and May 5, 2009. The measures, which are taking place across the entire organization in the US, UK and Germany, are expected to reduce headcount by approximately 90 positions by the year-end. The impact of this restructuring is only partially reflected in the number of people employed as Evotec added 16 employees in May 2009 through the acquisition of the zebrafish business. In addition, many employees have a notice period of several months.

With the addition of approximately 160 employees as a result of the acquisition of RSIPL in August, Evotec’s workforce is expected to be approximately 500 by the end of 2009.

Walter Wenninger elected as new Supervisory Board member

On June 4, 2009, Evotec’s Annual General Meeting elected Dr Walter Wenninger as a new member of the Company’s Supervisory Board, replacing John Walker. Dr Wenninger was elected Chairman of Evotec’s Remuneration Committee and member of the Audit Committee. All other Supervisory Board members were re-elected at the meeting.

Evotec AG, Second Quarter Report 2009

Stock-based compensation

In the first quarter of 2009, 400,000 options were granted to Dr Werner Lanthaler, Chief Executive Officer of Evotec. In the second quarter, 621,450 options were granted to Evotec employees. No options were exercised during the first half of the year. As of June 30, 2009, the total number of options available for future exercise amounted to 4,273,393 (approximately 4% of shares in issue). Options have been accounted for under IFRS 2 using the fair value method at the measurement date. In the first half of 2009 stock options in the amount of 165,321 held by former employees of the Company continue to be valid after termination of the relating employment. Those transactions were recognized as accelerated vesting.

In connection with the acquisition of Renovis, Evotec issued shares to a trust. These shares were meant to replace outstanding options and similar share-based compensation arrangements involving Renovis employees. Of those issued shares, Evotec released 413,586 in the first half of 2009 from this trust, which, by the end of June, had approximately 1,944,698 remaining unreleased Evotec shares. In the first half of 2009 issued shares of this trust in the amount of 59,444 held by former employees and consultants of the Company continue to be valid after termination of the relating contracts. Those transactions were recognized as accelerated vesting.

Shareholdings of the Boards of Evotec AG

	Number of shares		Share options
Management Board
Dr Werner Lanthaler	324,964		400,000
Dr Klaus Maleck	0		150,000
Dr Mario Polywka	30,000		355,000

Supervisory Board
Dr Flemming Ornskov	4,489		0
Dr Hubert Birner	18,478		0
Dr Peter Fellner	11,508		0
Dr Corey Goodman	450,460	*	433,966	**
Mary Tanner	58,973		0
Dr Walter Wenninger	0		0

June 30, 2009

*       Common share equivalents to ADSs

**     Common share equivalents to ADS based equity awards

Pursuant to §15a of the German Securities Trading Act (Wertpapierhandelsgesetz), the above table lists separately for each member of our Management and Supervisory Board, the number of Company shares held, and rights for such shares granted to each board member as of June 30, 2009.

Evotec AG, Second Quarter Report 2009

B. Risks and Opportunities Report

The risks and opportunities mentioned in Evotec’s 2008 Annual Report remain unchanged. However, as mentioned in the report for the first quarter of 2009, the delay of the VR1 program and the failure of EVT 302 in smoking cessation in April decreased our clinical product portfolio and thereby the chances of partnering and/or successfully introducing drug products to the market.

C. Important events after the end of the second quarter 2009

On August 6, 2009, Evotec announced the acquisition of a controlling majority shareholding of the Indian organization Research Support International Private Limited for approximately EUR 2.8 million in cash, a portion of which includes a potential earn-out.

D. Outlook

2009 revenue guidance increased; all other financial targets confirmed

The Company increases its 2009 revenue guidance to above EUR 40 million (previously above EUR 35 million) and confirms all other financial targets for the fiscal year 2009 published on March 27 despite the acquisition of RSIPL. Revenue assumptions are based on the current order book, expected new contracts and contract extensions and, as to potentially 15% of the total, the achievement of certain research milestones within existing collaborations. Evotec expects R&D expenses to significantly decrease from 2008 levels. The Company will focus its pipeline investments on its core value assets, spending below EUR 30 million in 2009. SG&A expenses are expected to decrease due to cost reductions in all parts of the Group. Consequently, Evotec’s Group operating result before impairment for 2009 is expected to improve significantly over 2008. The Evotec Group started the year 2009 with EUR 92.4 million of cash, investments and auction rate securities. Based on the targets stated above, the year-end 2009 liquidity position is expected to exceed EUR 65 million.

Note: The 2008 and 2009 results are not fully comparable. The major difference results from the acquisition of Renovis, Inc. on May 2, 2008. Consequently, the operating results of Renovis from the period January 1, 2009 through June 30, 2009 are included in the accompanying consolidated interim statements of operation for the first half of 2009 while contribution from Renovis in the prior year are only included for two months, May and June 2008.

Evotec AG, Second Quarter Report 2009

II. Consolidated Interim Financial Statements

Condensed consolidated statements of operations Evotec AG and Subsidiaries

Euro in thousands except share data

	Six month ended June 30		Three months ended in June 30
	2009	2008	2009	2008
Revenue	18,739	14,515	10,501	7,202
Costs of revenue	11,684	10,864	6,425	5,703

Gross profit	7,055	3,651	4,076	1,499

Operating costs and expenses:
– Research and development expenses	16,293	21,947	5,974	9,137
– Selling, general and administrative expenses	9,013	8,065	4,220	4,720
– Amortization of intangible assets	181	397	103	96
– Restructuring expenses	4,136	130	2,692	14
– Impairment of intangible assets	6,630	—	—	—
– Other operating income	(728)	(1,077)	(508)	(655)
– Other operating expenses	647	1,074	463	694

Total operating costs and expenses	36,172	30,536	12,944	14,006

Operating loss	(29,117)	(26,885)	(8,868)	(12,507)

Other non-operating income (expense):
– Interest income	362	1,540	115	926
– Interest expense	(254)	(486)	(90)	(367)
– Loss from equity investments	(31)	(114)	(46)	(74)
– Other expenses from financial assets	(785)	—	(195)	—
– Other income from financial assets	167	473	—	—
– Foreign currency exchange gain (loss), net	(831)	443	440	402
– Other non-operating expense	—	(6)	—	(2)
– Other non-operating income	59	30	47	17

Total non-operating income (loss)	(1,313)	1,880	271	902

Loss before taxes	(30,430)	(25,005)	(8,597)	(11,605)

– Current tax expense	(158)	(343)	(154)	(169)
– Deferred tax benefit (expense)	172	(504)	182	(238)

Net loss	(30,416)	(25,852)	(8,569)	(12,012)

Weighted average shares outstanding	106,694,336	83,686,845	106,822,912	93,502,244
Net loss per share (basic and diluted)	(0.29)	(0.31)	(0,08)	(0.13)

Evotec AG, Second Quarter Report 2009

Condensed consolidated balance sheets Evotec AG and Subsidiaries

Euro in thousands except share data	June 30, 2009	December 31, 2008
Assets
Current assets
– Cash and cash equivalents	38,449	55,064
– Investments	25,155	29,034
– Trade accounts receivables	6,711	2,531
– Inventories	2,341	2,139
– Current tax receivables	212	1,373
– Other current financial assets	964	951
– Prepaid expenses and other current assets	2,854	1,986
– Assets classified as held for sale	224	—

Total current assets	76,910	93,078
Non-current assets
– Long-term investments	10	10
– Long term investments accounted for using the equity method	386	417
– Property, plant and equipment	16,933	18,468
– Intangible assets, excluding goodwill	41,205	47,167
– Goodwill	15,140	13,288
– Auction rate securities	9,101	8,303
– Other non-current financial assets	1,567	2,169

Total non-current assets	84,342	89,822

Total assets	161,252	182,900

Liabilities and stockholders’ equity
Current liabilities
– Current maturities of long-term loans	1,250	2,579
– Current portion of finance lease obligations	288	356
– Trade accounts payable	7,171	6,371
– Accounts payable to related parties	845	820
– Advanced payments received	126	275
– Provisions	5,089	6,859
– Deferred revenues	7,193	1,238
– Current tax payables	262	1,719
– Other current financial liabilities	601	609
– Other current liabilities	640	1,000

Total current liabilities	23,465	21,826
Non-current liabilities
– Long-term loans	7,250	8,047
– Long-term finance lease obligations	203	346
– Deferred tax liabilities	1,503	1,463

Evotec AG, Second Quarter Report 2009

– Deferred revenues	479	580
– Provisions	849	779

Total non-current liabilities	10,284	11,215
Stockholders’ equity
– Share capital	108,839	108,839
– Additional paid-in capital	647,814	647,163
– Reserve	(25,353)	(32,762)
– Accumulated deficit	(603,797)	(573,381)

Total stockholders’ equity	127,503	149,859
Total liabilities and stockholders’ equity	161,252	182,900

Evotec AG, Second Quarter Report 2009

Condensed consolidated statements of cash flows Evotec AG and Subsidiaries

	Six months ended June 30,
Euro in thousands	2009	2008
Cash flows from operating activities:
– Net loss	(30,416)	(25,852)
– Adjustments to reconcile net loss to net cash used in operating activities	12,694	3,205
– Change in assets and liabilities	(1,803)	(4,580)

Net cash used in operating activities	(19,525)	(27,227)

Cash flows from investing activities:
– Acquisition costs	—	(2,191)
– Purchase of current investments	(9,663)	(11,455)
– Purchase of long-term investments	(288)	(66)
– Purchase of property, plant and equipment	(509)	(1,825)
– Purchase of intangible assets	(126)	—
– Cash acquired in connection with acquisitions	20	10,706
– Proceeds from sale of property, plant and equipment	80	—
– Proceeds from sale of discontinued operations	—	1,980
– Proceeds from sale of financial assets	167	—
– Proceeds from sale of current investments	14,925	40,020

Net cash provided by investing activities	4,606	37,169

Cash flows from financing activities:
– Transaction costs	—	(2,147)
– Purchase of own stock	(44)	—
– Repayment of loans	(2,516)	(1,052)

Net cash used in financing activities	(2,560)	(3,199)

Net increase (decrease) in cash and cash equivalents	(17,479)	6,743
– Exchange rate difference	864	(2,310)
– Cash and cash equivalents at beginning of year	55,064	37,991

Cash and cash equivalents at end of the period	38,449	42,424

Evotec AG, Second Quarter Report 2009

Consolidated interim statements of changes in stockholders’ equity

Evotec AG and Subsidiaries

Euro in thousands except share data

	Share capital				Reserve
	Shares	Amount	Additional paid-in capital	Treasury shares	Foreign currency translation	Asset revaluation reserve	Accumulated deficit	Total Stockholders’ equity
Balance at January 1, 2008	73,868,447	73,868	627,676	(99)	(42,827)	7,029	(495,094)	170,553
Capital increase	34,970,268	34,971	19,644	—	—	—	—	54,615
Stock option plan	—	—	541	—	—	—	—	541
Income and expense recognized directly in equity:
– Foreign currency translation	—	—	—	—	(6,949)	—	—	(6,949)
Total income and expense recognized directly in equity	—	—	—	—	(6,949)	—	—	(6,949)
Net loss	—	—	—	—	—	—	(25,852)	(25,852)
Total recognized income and expense								(32,801)

Balance at June 30, 2008	108,838,715	108,839	647,861	(99)	(49,776)	7,029	(520,946)	192,908

Balance at January 1, 2009	108,838,715	108,839	647,163	—	(38,835)	6,073	(573,381)	149,859
Stock option plan	—	—	651	—	—	—	—	651
Purchase of treasury shares	—	—	—	(44)	—	—	—	(44)
Transfer of treasury shares	—	—	—	44	—	—	—	44
Income and expense recognized directly in equity:
– Foreign currency translation	—	—	—	—	6,622	—	—	6,622
– Revaluation of available-for-sale securities	—	—	—	—	—	787	—	787
Total income and expense recognized directly in equity	—	—	—	—	6,622	787	—	7,409
Net loss	—	—	—	—	—	—	(30,416)	(30,416)
Total recognized income and expense								(23,007)

Balance at June 30, 2009	108,838,715	108,839	647,814	—	(32,213)	6,860	(603,797)	127,503

Evotec AG, Second Quarter Report 2009

Notes to the unaudited interim condensed consolidated financial statements

1. Basis of presentation

The accompanying unaudited consolidated interim financial statements of Evotec have been prepared in accordance with International Financial Reporting Standards (IFRS) in conjunction with IAS 34. The accounting policies used to prepare interim information are the same as those used to prepare the audited consolidated financial statements for the year ended December 31, 2008.

The interim consolidated financial statements do not include all of the information and footnotes required under IFRS for complete financial statements according to IAS 1. As a result, these interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2008.

In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included.

2. Basis of consolidation

The basis of consolidation changed. Effective April 30, 2009, Evotec acquired 100% of the shares of Summit Asia Pte Limited, Singapore, which was fully consolidated from this day onwards. As of May 2, 2008, Evotec acquired 100% of the shares in Renovis, Inc. which was fully consolidated from this date onwards. Therefore the consolidated interim financial statements for 2008 and 2009 are not fully comparable.

3. Basis of estimation

In the consolidated interim financial statements for the six months ended June 30, 2009, the Company has used the same estimation processes as those used to prepare the audited consolidated financial statements for the year ended December 31, 2008.

4. Acquisitions

Evotec acquired in a share-for-share transaction 100% of the shares in Renovis, Inc., South San Francisco, USA, a company operating in the field of drug discovery and development with a focus on pain and inflammation. This acquisition was effective as of May 2, 2008.

The following unaudited pro forma information is based on the assumption that the investment in Renovis, Inc. occurred as of January 1, 2008:

2008
T€
Pro-forma revenues	15,307
Pro-forma net loss	(33,565)
Pro-forma basic and diluted loss per share	(0.32)

Evotec AG, Second Quarter Report 2009

5. Trade accounts receivables

Trade accounts receivables as of June 30, 2009 included an amount of T€ 1,952 with regard to license and royalty income recognized in June 2009.

6. Assets classified as held for sale

The assets classified as held for sale consists of property, plant and equipment, which will be sold in connection with the wind down of the US operations. They are valued at the lower of cost or market.

7. Long-term investments

As of June 30, 2009 the Company’s carrying amount of the investment in Evotec RSIL Ltd amounted to T€ 262. The share of the net loss amounted to T€ 31 in the first six months of 2009.

8. Property, plant and equipment

The main additions in the first six months of 2009 relate to assets acquired for zebrafish screening from Summit Corporation plc., Abingdon, UK with an effective date of the close of business on April 30, 2009, amounting to T€ 223.

9. Intangible assets, excluding goodwill

The Company’s collaborative partner on the VR1 program, Pfizer, stopped development of the clinical Phase I candidate in the first quarter of 2009. Due to this event, the Company performed an impairment test on VR1, an intangible asset acquired in the business combination with Renovis. The impairment test is based on a discounted cash flow model by using the assumptions of a Long Range Plan (LRP) for 19 years to determine a value for the cash generating project. The discount rate considering the risks and rewards of the activities used in the impairment test was 13.3%. As a result of this test the Company concluded that an impairment in the amount of T€ 6,630 is deemed necessary. The carrying amount of all developed technologies from the acquisition of Renovis at June 30, 2009 and December 31, 2008 amounted to T€ 11,509 and T€ 17,596, respectively.

10. Auction rate securities

The auction rate securities acquired in the Renovis acquisition are classified as available-for-sale which are measured at fair value with unrealized gains and losses reported as a component of “Reserve” in stockholders’ equity.

Due to the illiquidity of the ARSs, the Company utilized a discounted cash flow (“DCF”) model to derive an estimate of fair value of these securities at June 30, 2009. The discounted cash flow model includes estimates with respect to the amount and timing of future interest payments, projections of interest rates, and the rate of return required by investors to own such securities given the current liquidity risk associated with the ARSs. As a

Evotec AG, Second Quarter Report 2009

result, the Company recorded an unrealized gain of T€ 787 in the first six months of 2009. The current valuation represents a discount of approximately 10.0% on the par value of the auction rate securities.

11. Other non-current financial assets

Other non-current financial assets as of June 30, 2009 consist primarily of Put Options related to the ARSs in the amount of T€ 991 (December 31, 2008: T€ 1,726). In accordance with IAS 39, the Put Option is considered to be a derivative and is measured at fair value with gains or losses recorded in the statement of operations at each period end. The Company, using a DCF model to measure the Put Option, recorded expenses of T€ 785 and T€ 0 in the first six months of 2009 and 2008, respectively.

12. Deferred revenues

The deferred revenues as of June 30, 2009 included an amount of T€ 6,012 with regard to the Roche upfront payment in connection with the option to buy back rights to the entire EVT 100 family of compounds. The revenue recognition of this upfront payment will be spread over the expected duration of the Phase II study with EVT 101.

13. Current tax payables

As of June 30, 2009 the Company recorded current income tax liabilities in the amount of T€ 81 (December 31, 2008: T€ 1,719).

14. Restructuring expenses

The Company announced in the first quarter 2009 that it will restructure to focus on core value programs and significantly reduce its operating costs.

In the second quarter 2009 the Company announced that it will re-engineer its drug discovery and development operations to more efficiently leverage its research and development infrastructure. Following the setback in the progress of Evotec’s clinical pipeline in the second quarter of 2009, headcount was additionally reduced by approximately 50% in the clinical development group.

Due to those decisions, the Company recognised restructuring expenses in the amount of T€ 4,136 mainly from severance payments and related personnel expenses as well as expenses from the valuation of property, plant and equipment at the lower of cost or market.

15. Foreign currency exchange loss

In accordance with IAS 21 the Company recognized a foreign exchange loss of T€ 1,674 as a result of the reduction of the capital reserve of one subsidiary, paid to Evotec AG in the first three months of 2009. This is deemed to be a repayment of share capital resulting in the cumulative foreign exchange losses related to the investment in this subsidiary, which were previously recorded as a component of equity, being reclassified into the Company’s statement of operations in 2009.

Evotec AG, Second Quarter Report 2009

III. Claim of the Executive Board Members as required by German Securities Trade Act (WpHG)

“To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.”

Forward-looking statements

Information set forth in this report contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our expectations and assumptions concerning regulatory, clinical and business strategies, the progress of our clinical development programs and timing of the results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that the Company may be unable to reduce its cash burn through recent restructuring and cost containment measures and may not recognize the results of such measures within the expected timeframe; risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; the risk that we will not achieve the anticipated benefits of our collaborations, partnerships and acquisitions in the timeframes expected, or at all; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; the risk that competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

The list of risks above is not exhaustive. Our most recent Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Evotec AG, Second Quarter Report 2009